UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2016

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate East

2 Namtai Road, Gushu, Xixiang

Baoan District, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: February 1, 2016	By:	/s/ M.K. Koo
		Name:	M. K. Koo
		Title:	Executive Chairman

Investor relations contact: Mr. Kevin McGrath Managing Partner of Cameron Associates Tel.: 212.245.4577 E-mail: kevin@cameronassoc.com	Please refer to the Nam Tai website (www.namtai.com) or the SEC website (www.sec.gov) for Nam Tai press releases and financial statements.

PFIC Announcement

February 1, 2016

Dear Nam Tai Property Inc. Shareholder,

Nam Tai Property Inc. (“Nam Tai” or the “Company”) advises its shareholders who are U.S. Persons that the Company believes that for U.S. Tax purposes, it was a passive foreign investment company (“PFIC”) for 2015. As set forth in the Company’s Form 20-F dated March 13, 2015 (“2014 Form 20-F”) filed with the U.S. Securities and Exchange Commission, the Company also believes it was a PFIC for 2014. A PFIC is defined in Section 1297 of the Internal Revenue Code of 1986, as amended.

A U.S. Person generally includes a U.S. domestic corporation, a U.S. domestic partnership, a U.S. citizen or resident of the U.S. and certain estates and trusts.

Generally, a U.S. Person who is shareholder of a PFIC should be aware of the tax consequences of (1) receiving a dividend from a PFIC, and; (2) the direct or indirect disposition of PFIC stock. A general description of these consequences is set forth in the Company’s 2014 Form 20-F at pages 48 to 52. Please be advised that the Company’s 2014 Form 20-F is not intended in any way to constitute tax advice and all Nam Tai shareholders who are U.S. Persons are strongly encouraged to seek personal income tax advice regarding the income tax implications of investing in PFICs.

A U.S. Person may generally avoid the PFIC regime by making a “qualified electing fund” (“QEF”) election, which generally provides for the U.S. Person to include its share of our earnings in income on a current basis, rather than being subject to the general PFIC rules. Please be advised, however, that the Company does not intend to provide to U.S. Persons the information that would enable them to make a QEF election, and that such election thus will not be available with respect to the Company’s shares.

Sincerely,

/s/ Shan-Nen Bong
Shan-Nen Bong
Chief Financial Officer

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